United States securities and exchange commission logo





                            May 10, 2021

       Frank I. Igwealor
       Chairman and Chief Executive Officer
       GiveMePower Corporation
       370 Amapola Ave., Suite 200-A
       Torrance, CA 90501

                                                        Re: GiveMePower
Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed April 28,
2021
                                                            File No. 333-252208

       Dear Mr. Igwealor:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2021 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed April 28,
2021

       General

   1. We note that your independent registered public accounting firm did not opine on your financial statements as
of and for the period ended December 31, 2019, and that those financial statements
were audited by another accountant. Please revise your filing to include a report on
your December 31, 2019 financial statements from your predecessor auditor. Your amendment
should also include an up to date consent from your
                                                        predecessor auditor. In
addition, we note that you filed an item 4.01 8-K related to your change in accountants
on February 25, 2021. Please confirm for us that you have received a letter from your
predecessor auditor indicating whether they agree with the statements made in your item 4.01
8-K and amend your 8-K to include that letter as an exhibit.
 Frank I. Igwealor
GiveMePower Corporation
May 10, 2021
Page 2

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.



                                                         Sincerely,
FirstName LastNameFrank I. Igwealor
                                                         Division of
Corporation Finance
Comapany NameGiveMePower Corporation
                                                         Office of Real Estate
& Construction
May 10, 2021 Page 2
cc:       Frank I. Igwealor
FirstName LastName